PROSKAUER ROSE LLP
1585 Broadway
New York, New York 10036

November 9, 2004

BY EDGAR, OVERNIGHT COURIER AND FACSIMILE (202-942-9531)

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 05-10
Washington, D.C. 20549-0510
Attention: Tamara Brightwell, Esq.

Re:	Superior Essex Inc. Registration Statement on Form S-1/A Filed on November 1, 2004 File No. 333-118950

Ladies and Gentlemen:

        Superior Essex Inc. ("Superior") has today filed Pre-effective Amendment No. 2 to its Registration Statement on Form S-1 (File No. 333-118950), which sets forth the responses to the comments of the Staff contained in a letter, dated November 2, 2004, relating to the above-referenced Form S-1/A. Five copies of the second amendment, marked to show changes from the first amendment, are enclosed for your convenience with the hard copy of this letter.

        Set forth below are the comments of the Staff contained in the Staff's letter and immediately below each comment is the response with respect thereto and the location in the second amendment of the requested disclosure.

Form S-1

Principal and Selling Stockholders, page 73

1.
Please revise your disclosures to identify the natural person or persons who have voting or investment control over the company's securities for Apollo Management V, L.P. and Babson Capital Management, LLC.

  Superior has been advised that there are no natural persons who have voting or investment control over the company's securities for Apollo Management V, L.P., and that investment and voting decisions are exercised through an investment committee as a body. Please see footnote 1 to the selling stockholders table, which has been revised to provide additional disclosure regarding the executive officers who ultimately control Apollo Management V, L.P. In addition, the registration statement has been revised to provide similar information for Babson Capital Management, LLC (p. 73).

        Please do not hesitate to call Barbara L. Blackford, Executive Vice President, General Counsel and Secretary of Superior (770-657-6470), or me (212-969-3273) if you have any questions or if we can be of further assistance.

Sincerely,
/s/ MICHAEL R. NEIDELL Michael R. Neidell
cc:	Barbara L. Blackford, Esq. Jack P. Jackson, Esq.